EXHIBIT 99.1

Profound Medical Announces TULSA Reimbursement Raised to Urology APC Level 7 Under CMS Outpatient Prospective Payment System (OPPS) Final Rule for CY2025

– TULSA to stand above all other covered prostate disease treatment modalities at Urology Level 7 reimbursement –

– First-time CPT® code reimbursement for TULSA to be effective January 1, 2025 –

TORONTO, Nov. 04, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that U.S. Centers for Medicare and Medicaid Services (“CMS”) has released its final rule (the “Final Rule”) establishing, for the first time, a Category 1 CPT® code for the Transurethral Ultrasound Ablation (“TULSA”) procedure, effective January 1, 2025.

According to the Final Rule, TULSA will have three codes to cover how therapy is delivered depending on if there are one or two physicians involved in the procedure: CPT 51721 TULSA Device Management and CPT 55881 TULSA Treatment, when two physicians are involved in the procedure, and CPT 55882 TULSA Complete Procedure, when performed by a single physician. All three TULSA codes will have a 0-day global period, indicating that the payment associated with the codes will only cover the work performed on the day TULSA is performed. Physicians will thereby bill for any pre- or post-procedure patient visits separately using existing evaluation and management (E/M) codes. This will provide physicians with the most flexibility to assess the appropriate number of visits needed by each patient and enable their safe and fast recovery.

Uniquely for prostate treatment modalities, TULSA codes have been assigned to all three sites of service: Hospital Outpatient (“HOPD”), Ambulatory Surgical Center (“ASC”), and Private Office/Non-Facility (“OBL”). The spectrum of the location of service will ensure TULSA patients can be treated in an unrivalled number of settings.

For Hospital Payment, the Final Rule has established TULSA CPT 55882 as a Level 7 Urology Ambulatory Payment Classification (“APC”) for 2025 of $12,992 (Medicare National Average). For ASCs, the facility payment for CPT 55882 will be $10,728 (Medicare National Average). This represents increases of approximately 41% and 49% for hospitals and ASCs, respectively, over TULSA payments previously set in the Proposed Rule announced in July 2024 and is also 25% higher than the Final Rule for robotic radical proctectomy, a mainstream treatment modality for prostate cancer, and 41% higher than the 2025 payment classification for benign prostatic hyperplasia (“BPH”) treatments, such as Aquablation.

“We are delighted to see that CMS recognized the value proposition of the TULSA procedure and placed it in Urology APC Level 7. The codes will be applicable in the widest possible range of treatment settings, including hospitals and ASC’s, imaging centers, and office settings, such as large urology practices. Clinically, TULSA is being used today at leading hospitals primarily for whole- and partial-gland treatment of a variety of prostate cancer grades and/or as relief from symptoms of BPH in certain patients who would otherwise need surgical interventions. We are pleased to bring to market an innovative procedure like TULSA that completely changes patient care from major surgery that can cause significant side effects to incision-free intervention with no blood loss, no hospital stay and preservation of patients’ vital functions,” said Arun Menawat, Profound’s CEO and Chairman.

The Final Rule for the Physician Fee Schedule has set the total Facility (HOPD or ASC) Relative Value Units (“RVU”) at 6.47 for CPT 51721 TULSA Device Management and 14.56 RVU for CPT 55881 TULSA Treatment, when 2 physicians are involved in the TULSA procedure. If one physician performs the complete TULSA procedure, the RVU is 17.91 for CPT 55882.

The Proposed Rule for Physician fee schedule for Non-Facility (OBL or Private Office) has set RVU at 16.25 for CPT 51721 TULSA Device Management and 263.05 RVU for CPT 55881 TULSA Treatment, when 2 physicians are involved in the TULSA procedure. If one physician performs the complete TULSA procedure, the RVU is 272.21 for CPT 55882.

As noted above, the TULSA procedure will have a 0-day Global Period, meaning that all post-operative visits are billed separately. This is distinct from all other comparable prostate treatments which are 90-day Global Period and therefore include bundled payments for all post-operative visits performed in the first 90 days. The typical range of post-operative office visits would be approximately 9-11 total RVUs in the first 90-days.

The below tables summarize the proposed rule Codes, RVUs and Facility Dollar Amounts.

Fee Schedule (Medicare National Average):

CPT Code	Description	APC 5377: Level 7 Urology- HOPD	APC: ASC
55882	TULSA Complete Procedure	$12,992.42	$10,728.00

Physician Fee Schedule:

CPT Code	Description	Physician Total RVU		Typical 90-Day Follow-up	Physician Total RVU with Typical 90-Day Follow-Up
		Facility (HOPD, ASC)	Non-Facility (OBL)		Facility (HOPD, ASC)	Non-Facility (OBL)
51721	TULSA Device Management	6.47	16.25	9.37-11.61	15.84-18.08	25.62-27.86
55881	TULSA Treatment	14.56	263.05	n/a	14.56	263.05
51721 & 55881 Total	Procedure Total	21.03	279.30	9.37-11.61	30.40-32.66	288.67-290.91
	(Two Physician)

55882	TULSA Complete Procedure (One Physician)	17.91	272.21	9.37-11.61	27.28-29.52	281.58 - 283.82

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. The TULSA procedure, performed using the TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for pixel-by-pixel precision to preserve prostate disease patients’ urinary continence and sexual function, while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55-57°C). TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine. TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Susan Thomas
Public Relations
sthomas@profoundmedical.com
T: 619.540.9195